300 Continental Drive
Newark, DE 19713
t: 302-451-0200

May 30, 2017

Gus Rodriguez
Accounting Branch Chief
Office of Financial Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    SLM Corporation
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 24, 2017
File No. 001-13251

Dear Mr. Rodriguez,

On behalf of SLM Corporation (the “Company”), I respectfully provide our responses to the comments in your letter dated May 18, 2017. For your convenience, the text of your comments is reproduced below before each applicable response.

Item 8. Financial Statements and Supplementary Data

Note 6. Allowance for Loan Losses, page F-30

1.
You record a loan loss provision in an amount sufficient to cover life-of-loan expected losses through an impairment calculation based on the difference between the loan’s basis and the present value of expected future cash flows when a private education loans enters TDR status. Please disclose the loan loss provision amount recorded specifically under this methodology for your TDRs for each of the periods presented.

Gus Rodriguez
Securities and Exchange Commission
May 30, 2017

Response:

We follow the disclosure requirements in Accounting Standard Codification (ASC) 310-10-50-11B and consider our entire book of Private Education Loans to be one portfolio segment. As such, we disclose the allowance for loan losses according to the requirements in ASC 310-10-50-11B (g), which states that we should disclose the balance in the allowance for loan losses at the end of each period disaggregated on the basis of our impairment method. We meet this requirement with the disclosures in the tables on pages F-30, F-31, and F-32. The allowance for loan losses for our TDRs is described as the “Ending balance: individually evaluated for impairment.” For the years ended December 31, 2016, December 31, 2015, and December 31, 2014, the amounts disclosed (in thousands) are $86,930, $43,480, and $9,815, respectively.

We are not aware of a requirement to similarly disaggregate the provision for loan losses for each period. However, if the Staff would like us to disclose the provision for loan losses related to our TDR portfolio in our future filings with the SEC, then we will do so beginning with our second quarter 2017 Form 10-Q.

Note 6. Allowance for Loan Losses, page F-34 and F-35

2.
Please tell us and clarify how the amount of loans with a payment default on page F-35 that are considered to be 60 days past due, are reflected in the loan status and aging of TDR loans information provided in the table on page F-34.

Response:

The amount of loans under “Payment Default” on page F-35 is not intended to match the loan status and aging of TDR loan information provided in the table on page F-34. The loan status and aging of TDR loans on page F-34 only captures TDRs that are past due as of the balance sheet date. The amount of loans under “Payment Default” on page F-35 represents those loans tagged as TDRs which became more than 60 days delinquent in the relevant periods presented and within 12 months after becoming TDRs.

Note 6. Allowance for Loan Losses, page F-36

3.	Please disclose whether the FICO credit score disclosed on page F-36 (and periodically refreshed/updated) is representative of the co-signor or the original borrower.

Response:

The FICO credit score disclosed on page F-36 is representative of the higher credit score of the cosignor or the borrower when the loan is originally approved. We will enhance our disclosure in future filings by adding a footnote for the “FICO at Origination:”. The proposed footnote to the table will be as follows:

“FICO at Origination:(1)

(1)	FICO at Origination represents the higher credit score of the cosignor or the borrower.”

Gus Rodriguez
Securities and Exchange Commission
May 30, 2017

In connection with our response to your letter, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have additional questions or comments, please feel free to contact Jonathan Boyles at 571-526-2369.

Sincerely,

/s/ JONATHAN R. BOYLES
Jonathan R. Boyles
Senior Vice President & Controller